EXHIBIT 99.1

Titan Medical Announces Receipt of MCTO

TORONTO, ON, April 04, 2023 (GLOBE NEWSWIRE) -- Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD; OTC: TMDIF) announces that it has been granted a management cease trade order (“MCTO”) by the Ontario Securities Commission (the “OSC”), as its principal regulator, under National Policy 12-203 – Cease Trade Orders for Continuous Disclosure Defaults (“NP 12-203”).

On March 22, 2023, the Company announced that (i) it would not be filing its annual financial statements, the related management’s discussion and analysis and annual information form, and the accompanying chief executive officer and chief financial officer certification for its financial year ended December 31, 2022 (collectively, the “Annual Filing Documents”) within the time period prescribed by National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; and (ii) it had applied to the Ontario Securities Commission requesting a MCTO be imposed in respect of the late filing of its Annual Filing Documents.

The MCTO restricts all trading in and all acquisitions of the securities of the Company, directly or indirectly, by the Chief Executive Officer and the Chief Financial Officer of the Company until two full business days following the receipt by the OSC of the Annual Filing Documents and any other filings the Company is required to make under Ontario securities laws, or upon the further order of the director of the OSC. The MCTO does not affect the ability of shareholders who are not named in the MCTO to trade their securities.

During the period that the MCTO is in effect, the Company intends to satisfy the provisions of section 10 of NP 12-203 and issue bi-weekly default status reports.

As announced on March 22, 2023, the Company confirms that it has filed a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”)) ("Form 25") with the U.S. Securities and Exchange Commission (the "SEC"). The Company expects its reporting obligations under Section 12(b) of the Exchange Act to be suspended on or about April 14, 2023 (approximately 10 days after filing the Form 25).

The Company confirms that it is not subject to any insolvency proceedings at this time and that there is no other material information concerning its affairs that have not been generally disclosed.

About Titan Medical

Titan Medical Inc. (TSX: TMD), a medical device company headquartered in Toronto, Ontario with operations in Chapel Hill, North Carolina, was focused on enhancing robotic assisted surgery (RAS) using innovative technology through a single access point. On November 30, 2022, the Company announced the commencement of a strategic review process that considered a full range of strategic alternatives including corporate sale, merger or other business combination, a sale of all or a portion of the Company’s assets, strategic investment or other significant transaction. On February 8, 2023, the Company announced that none of the parties approached as part of the strategic review process expressed an interest in pursuing a transaction with the Company. As a result, the Company initiated various cost-cutting measures and announced that its board of directors had determined to prioritize the sale of all or a portion of the Company’s assets and subsequently on February 14, 2023, the Company announced that it had laid off a number of senior management personnel.

Cautionary Statement Regarding Forward-Looking Information

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the Company’s Annual Filing Documents; the impact of the MCTO on the Company, its shareholders, directors and securities; the expected duration of the MCTO; and the effect of the Company filing a Form 25.

These forward-looking statements reflect management’s current beliefs with respect to future events and are based on information currently available to management that, while considered reasonable by management as of the date on which the statements are made, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Forward-looking statements involve significant risks, uncertainties and assumptions and many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Such factors and assumptions include, but are not limited to, the Company’s ability to retain key personnel; its ability to execute on its business plans and strategies; the sufficiency of its working capital to continue to fund its operations and other factors listed in the “Risk Factors” section of the Company’s Annual Report for the fiscal year ended December 31, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements.

Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions and the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, investors should not place undue reliance on forward-looking statements. All the forward-looking statements are expressly qualified by the foregoing cautionary statements.

Contact
Stephen Lemieux
Chief Financial Officer
investors@titanmedicalinc.com

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